Exhibit 99.1

Aeterna Zentaris Announces Notice of Allowance for U.S. Patent Covering AEZS-150 for the Potential Treatment of Chronic Hypoparathyroidism

– Notice of allowance received by Company’s licensor, The University of Sheffield (UK) bolsters intellectual property of AEZS-150 in development for the potential treatment of chronic hypoparathyroidism –

TORONTO, ONTARIO, March 2, 2022 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that its licensor, The University of Sheffield, has received a notice of allowance from the U.S. Patent and Trademark Office (USPTO) for its patent application No. 16/608,611. The patent application entitled, “Parathyroid Hormone Fusion Polypeptide” includes claims intended to cover the Company’s development candidate AEZS-150, and certain analogs.

A Notice of Allowance is issued after the USPTO makes the determination that a patent should be granted from an application. A patent from the recently allowed application is expected to be issued in the coming months.

“As we continue to advance our DC-PTH program in collaboration with The University of Sheffield, we are pleased to bolster its intellectual property portfolio. This soon-to-be-issued patent is expected to provide protection for our development candidate AEZS-150 through at least 2038,” commented Dr. Klaus Paulini, Chief Executive Officer of Aeterna.

Aeterna’s lead development candidate, AEZS-150, is a proprietary fusion protein consisting of a modified growth hormone binding protein (GHBP) linked to parathyroid hormone PTH1-34 with the goal to provide a PTH analog with delayed clearance of one or two weeks. AEZS-150 is in pre-clinical development for the potential treatment of chronic hypoparathyroidism in adults.

Primary hypoparathyroidism is an orphan indication in the field of endocrinology. It is an uncommon condition in which the body produces abnormally low levels of PTH. PTH is a key regulating hormone essential for calcium homeostasis and renal phosphate clearance for maintaining a balance of those two minerals in the body. Untreated, primary hypoparathyroidism will cause, among other effects, renal dysfunction, muscle cramping, twitching, seizures, and cardiac arrhythmias. Approximately 23 to 37 in every 100,000 individuals in Europe and the U.S. are estimated to suffer from hypoparathyroidism.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and Chlamydia trachomatis.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

About The University of Sheffield

The University of Sheffield is one of the world’s leading universities. A member of the UK’s prestigious Russell Group of leading research-led institutions, Sheffield offers world-class teaching and research excellence across a wide range of disciplines.

Sheffield has six Nobel Prize winners among former staff and students and its alumni go on to hold positions of great responsibility and influence all over the world, making significant contributions in their chosen fields. Global research partners and clients include Boeing, Rolls-Royce, Unilever, AstraZeneca, Glaxo SmithKline, Siemens and Airbus, as well as many UK and overseas government agencies and charitable foundations.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” “would,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to: whether the subject patent would be issued and adequately cover or protect AEZS-150 or its analogs against competition, the expiration date of the pending patent, Aeterna’s expectations with respect to Aeterna’s pre-clinical development of AEZS-150.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, events that could interfere with the issuance of a patent, or once issued, the continued validity or enforceability of a patent; Aeterna’s ability generally to maintain adequate patent protection and successfully enforce patent claims against third parties; and uncertainties associated generally with research and development, clinical trials and related regulatory approvals, including products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the license agreement and the amended license agreement (collectively the Novo Amended License Agreement); the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; and our ability to continue to list our common shares on the NASDAQ. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com